UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Crumbs Bake Shop, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class Securities)

228803102
(CUSIP Number)

J. Carlo Cannell
Cannell Capital LLC
P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001
(307) 733-2284
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 8, 2014
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))


1. NAME OF REPORTING PERSONS
   Cannell Capital LLC


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)     (b)

3. SEC USE ONLY


4. SOURCE OF FUNDS*
   WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7. SOLE VOTING POWER

   1,022,009*


8. SHARED VOTING POWER

   0


9. SOLE DISPOSITIVE POWER

   1,022,009*

10. SHARED DISPOSITIVE POWER

   0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,022,009*


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[X]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.14%, inclusive of shares presently convertible under the terms of the Senior Convertible Notes*


14. TYPE OF REPORTING PERSON*

   IA


 * Based on information set forth on the Form 10-K of Crumbs Bake Shop, Inc. (the "Issuer") as filed with the Securities and Exchange Commission on March 31, 2014, there were 12,559,976 shares of Common Stock with par value of $0.0001 per share, (the "Shares"), of the Issuer issued and outstanding as of February 28, 2014.

As of April 8, 2014 (the "Reporting Date"), Tristan Partners, L.P. ("Tristan"), and the Tristan Offshore Fund Ltd. ("Tristan Offshore", and collectively with Tristan, the "Investment Vehicles"), held in the aggregate 118,782 Shares.

In addition to the Shares referenced above, the Investment Vehicles also hold $1,400,000 in face value of Senior Convertible Notes of the Issuer (the "Senior Convertible Notes"), the principle of which can be converted into Shares, with the proviso that any such conversion cannot effect ownership greater than of 9.99% of the total Shares. Were the Investment Vehicles to exercise the maximum conversion possible at this time, the Investment Vehicles would beneficially own 1,022,009 of the total Shares outstanding.

Cannell Capital LLC acts as the investment adviser to Tristan and Tristan Offshore and Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own 1,022,009 Shares, or approximately 8.14% of the Shares deemed issued and outstanding as of the Reporting Date, inclusive of shares convertible under the terms of the Senior Convertible Notes.

Item 1.  Security and Issuer

This statement relates to the Common Stock with par value of $0.0001 per share (the "Shares"), of Crumbs Bake Shop, Inc. (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 110 West 40th Street, Suite 2100, New York, NY.

Item 2.  Identity and Background

a) The name of the Reporting Person is Cannell Capital LLC (the "Reporting Person").

The Reporting Person is an investment adviser to the following entities (each an "Investment Vehicle" and collectively the "Investment Vehicles"):

     Tristan Offshore Fund, Ltd.
     Tristan Partners, L.P.

In addition to being the investment adviser to Tristan Partners, L.P., the Reporting Person is also the general partner of Tristan Partners, L.P.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the "Covered Persons"), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b) The principal business address of the Reporting Person is:

   P.O. Box 3459
   150 East Hansen Avenue
   Jackson, WY 83001.

c) The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.

d) Neither the Reporting Person, nor to the best of its knowledge, any of the Covered Persons, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither the Reporting Person, nor to the best of its knowledge, any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f) The place of organization of the Reporting Person is as follows:

Cannell Capital LLC is a Wyoming limited liability company.

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the funds of each Investment Vehicle as follows:

   Tristan Offshore Fund, Ltd.: $38,473 in the Shares and $400,000 in the
				Senior Convertible Notes
   Tristan Partners, L.P.:      $80,309 in the Shares and $1,000,000 in the
 				Senior Convertible Notes

  The Investment Vehicles have invested an aggregate amount of approximately $117,594 in the Shares and $1,400,000 in the Senior Convertible Notes.



Item 4.  Purpose of Transaction

The Reporting Person identified the Issuer as an entity satisfying each Investment Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

The Reporting Person may, from time to time, dispose of some or all of such securities, whether in open market transactions, privately negotiated transactions or otherwise and to do so whether or not as part of any attempt to control the issuer, acquire additional securities of the Issuer, whether in open market transactions, privately negotiated transactions or otherwise, or continue to hold such securities, depending on business and market conditions, the Reporting Person's continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Person wishes to engage in a dialogue with members of the Board of Directors of the Issuer, the management of the Issuer, or other representatives of the Issuer. The Reporting Person may also engage in a dialogue regarding the Issuer with other holders of the Shares of the Issuer, analysts or industry observers, or other third parties regarding the Investment Vehicles' investment in the Issuer.

On October 11, 2013 the Reporting Person filed the original Schedule 13D to report an ownership of greater than 10% of the class of Shares of the Issuer and to report that as of October 3, 2013, its investment purpose had changed. The Reporting Person had at that time sent to the management of the Issuer communications that were related to or could affect the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person files this Schedule 13D amendment to report that as of April 8, 2014 its ownership of the Issuer's Common Shares has changed by more than 1%.



Item 5.  Interest in Securities of the Issuer

Based on information set forth in the Issuer's Form 10-K as filed with the Securities and Exchange Commission on March 31, 2014, there were
12,559,976 Shares issued and outstanding as of February 28, 2014.

(a) As of April 8, 2014 (the "Reporting Date"), the Reporting Person owned 1,022,009 shares, or approximately 8.14% of the Shares deemed issued and outstanding as of the Reporting Date, inclusive of shares convertible under the terms of the Senior Convertible Notes.


(b)  The number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote:
1,022,009 shares, or approximately 8.14% of the Shares, inclusive of shares convertible under the terms of the Senior Convertible Notes.

ii. Shared power to vote or to direct the vote:
0 shares

iii. Sole power to dispose or to direct the disposition of:
1,022,009 shares, or approximately 8.14% of the Shares, inclusive of shares convertible under the terms of the Senior Convertible Notes.

iv. Shared power to dispose or to direct the disposition of:
0 shares

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by the Reporting Person (each of which was effected in an ordinary brokerage transaction by Reporting Person).

Date	           Entity	     Quantity	Price
4/7/2014   TRISTAN OFFSHORE FUND     83,391	0.53
4/7/2014   TRISTAN PARTNERS, L.P.   174,076	0.53
4/8/2014   TRISTAN OFFSHORE FUND     42,500	0.49
4/8/2014   TRISTAN PARTNERS, L.P.    88,718	0.49


(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 15, 2014

Cannell Capital LLC


By:  /s/ J. Carlo Cannell
         J. Carlo Cannell
         Managing Member

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT
VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the "Covered Persons") of the Reporting Person and the Investment Vehicles indicated below:

Cannell Capital LLC

Name:                                           J. Carlo Cannell
Title or Relationship with Reporting Person:    Managing Member
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Tristan Offshore Fund, Ltd.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Cayman Islands
Principal Place of Business:                    (2)

Tristan Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)


(1) The address of the principal place of business of J. Carlo Cannell, and Tristan Partners, L.P., is P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.
(2)  The address of the principal place of business of the Tristan
Offshore Fund, Ltd. is One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.

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